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Exhibit 1.2

June 13, 2002

Acorn Products, Inc.
390 West Nationwide Blvd.
Columbus, OH 43215

Attention: Special Committee of Board of Directors

Gentlemen:

        The undersigned existing stockholders of Acorn Products, Inc. ("Acorn") representing funds and accounts managed by TCW Special Credits and Oaktree Capital Management, LLC (the "Principal Holders") are pleased to submit the following proposal for a recapitalization of Acorn that would materially reduce outstanding indebtedness of UnionTools, Inc. (the "Company") and provide existing holders of Acorn common stock a continuing equity interest as described herein (the "Transaction"). Among other things, the Transaction would result in the repayment of the Company's obligations under its existing credit agreement. We are extremely interested in pursuing the Transaction.

        We understand that the Acorn board of directors (the "Acorn Board") established a committee of its members (the "Special Committee") to monitor, review, consider and negotiate the terms of a proposed transaction between Acorn and the Principal Holders and to determine whether to recommend such transaction for approval by the Acorn Board. We are submitting this letter to Acorn and the Special Committee with the understanding that, even if it is executed by Acorn, it will not obligate Acorn to consummate the transactions contemplated hereby. Rather, it will form the basis for discussions and negotiations between Acorn and the Special Committee, on the one hand, and the Principal Holders, on the other, with respect to the terms of a Transaction, as the Special Committee undertakes the responsibilities that have been delegated to it by the Acorn Board.

        The principal terms of our proposal (which modifies and supersedes in its entirety the proposal as described in our letter dated February 1, 2002) are outlined below:

        1.    Outline of Transaction.    On the terms and subject to the conditions described herein, the Principal Holders would (a) purchase for cash from Acorn $10,000,000 principal amount of newly-issued 12% Convertible Subordinated Notes due June 15, 2003 (the "Note Purchase"), and (b) exchange all of their outstanding participation interests in the Company's 12% Exchangeable Notes, representing approximately $8,265,000 of principal and accrued interest as of June 28, 2002, for newly-issued Series A Preferred Stock of Acorn with a liquidation preference of like amount (the "Note Exchange"). The proceeds of the foregoing transactions, together with borrowings under a new secured credit facility, would be applied to repay all outstanding obligations of the Company under its existing bank credit agreement and certain fees and expenses relating to the Transaction. These 12% Notes, $1,200,000 of additional 12% Notes to be issued to a third party and the Series A Preferred Stock, will be convertible into common stock at a price of $0.50 per share upon receipt of certain approvals by shareholders which shall include, among other things, an increase in the Acorn's authorized shares of common stock and a 1-for-10 reverse split of Acorn's common stock. Following receipt of such shareholder approvals and the implementation of the 1-for-10 reverse stock split, the holders of Acorn common stock (other than the Principal Holders and their affiliates) would receive rights (at the rate of 10 rights per existing share of Acorn common stock held as of a record date to be established) to purchase shares of Acorn common stock at $5.00 per share for each right received (the "Rights Offering"), which exercise price will represent the post-split conversion price of the 12% Notes and Series A Preferred Stock, all of which will be generally mandatorily convertible into common stock upon the closing of the Rights Offering. Assuming that the number of pre-split Acorn shares of common stock held by persons other than Principal Holders and their affiliates is approximately 1,800,000, then such rights offer would entitle holders (other than Principal Holders and their affiliates) to purchase up to 18,000,000 shares of Acorn common stock on a pre-split basis or 1,800,000 shares on a post-split basis for aggregate consideration of $9,000,000. If such rights are exercised in full, the aggregate share ownership of holders other than the Principal Holders and their affiliates would approximate the percentage interest of such holders, taken as a whole, as of the date hereof. The Principal Holders, their affiliates and their designees shall have the right, but not the obligation, to purchase at their option shares of newly-issued common stock following the Rights Offering up to the number of rights that are not exercised thereby. Proceeds from the Rights Offering, if any, would be applied toward the repayment of $600,000 of 12% Notes, accrued interest owing on the 12% Notes and term loans of Union.

        2.    New Credit Facility.    The new credit facility would be comprised of a revolving loan facility of $32.5 million and a $12.5 million term loan. The new credit facility would have a maturity of five years and other terms satisfactory to the Principal Holders and Acorn.

        3.    Conditions.    The obligations of the Principal Holders to consummate the Transaction will be subject to the satisfaction of customary conditions, including (i) the negotiation and execution of definitive agreements and related documents contemplated by such agreement on terms satisfactory to the Principal Holders, (ii) receipt of all necessary governmental and material third party approvals (to be mutually identified and agreed upon) which are required to consummate the transactions contemplated hereby, (iii) funding of the new credit facility on terms and conditions satisfactory to the Principal Holders, (iv) absence of a material adverse change in the financial condition, results of operations, business, assets, properties or prospects of Acorn and Company, taken together, including the actual or potential loss or reduction of business with any material customer, (v) either (1) the Special Committee shall have approved the Transaction or (2) Acorn shall have received a fairness opinion from a nationally recognized firm with respect to the Transaction, and (vi) the Principal Holders' determination in good faith that the Company's net operating tax losses and other tax attributes will not be adversely affected by consummation of the Transaction and/or subsequent Rights Offering. We would expect definitive documentation for the Transaction to contain customary covenants, representations and warranties, closing conditions and other terms consistent with the draft of documents as previously provided to the Special Committee by the Principal Holders.

        4.    Access to Information; Pre-Closing Activities.    Until this letter agreement terminates, Acorn will afford, and will cause the Company and its subsidiaries and its and their respective officers and agents to afford, to the Principal Holders and their representatives, consultants, agents, lenders, employees and investors full and complete access, during regular business hours, to the properties, business, personnel (including outside accountants and lawyers), and financial, legal, accounting, tax and other data and information relating to the Company as requested by the Principal Holders or their representatives or agents for purposes of evaluating the Transaction. Acorn will, and will cause the Company to, conduct its business and operations in the usual and ordinary course in accordance with good business practices between the date of this letter and the execution of a definitive agreement.

        5.    Fees and Expenses.    Acorn and the Principal Holders will each pay their respective fees and expenses (including the fees and expenses of legal counsel, investment bankers, brokers or other representatives or consultants) in connection with the transactions contemplated hereby; provided that upon consummation of the Transaction, Acorn or the Company will reimburse the reasonable fees and expenses incurred by the Principal Holders in connection with such transactions.

        6.    Publicity.    None of the Principal Holders, Acorn or the Company, or their respective directors, officers, employees, advisors, agents, affiliates or representatives will make any press release or public announcement concerning the existence of this proposal or of the transactions contemplated hereby without the prior written approval of the other parties hereto, except as required by law, regulation or stock exchange rule; provided that any party required to make a press release or public announcement pursuant to law, regulation or exchange rule shall give prior notice to the other party and a reasonable opportunity for the other party to review and comment on such press release or public announcement.

        7.    Termination; Non-Exclusive.    This letter will automatically terminate and be of no further force and effect upon the first to occur of (i) delivery by the Special Committee to the undersigned of a notice of termination, (ii) the execution of a definitive agreement, or (iii)     June 30, 2002 (or the date to which the existing bank credit agreement may be extended provided in no event shall this letter be deemed to be extended to any date later than August 14, 2002) unless the parties hereto mutually agree to an extension hereof. Notwithstanding the foregoing, the obligations of the parties pursuant to paragraphs 5 and 6 and this paragraph 7 hereof will survive any such termination of this letter. For the avoidance of doubt, the parties acknowledge that this letter agreement does not restrict in any manner the right or ability of Acorn or the Company to engage in discussions, directly or indirectly, with any third party with respect to any transaction which conflict with or be an alternative to the Transaction. Moreover, the obligations of the Principal Holders pursuant to the terms of this letter shall be several and not joint as among such holders.

        8.    Counterparts; Other.    This letter may be executed in two or more counterparts (any of which may be by facsimile signature), all of which taken together will constitute one binding agreement among the parties hereto and their successors and assigns. This letter shall be governed by the substantive laws (and not the law of conflicts) of the State of Delaware.

* * * * *

        We look forward to the opportunity to discuss our proposal with you at your earliest convenience.

Sincerely,
By:	/s/ MATTHEW BARRETT Matthew Barrett, as Authorized Signatory of The Entities Set forth on the Attached Schedule A
By:	/s/ VINCENT CEBULA Vincent Cebula, Managing Director of Oaktree Capital Management, LLC, in its Capacity as General Partner of OCM Principal Opportunities Fund, L.P.
ACCEPTED AND AGREED as of June 13, 2002
ACORN PRODUCTS, INC.
By:	/s/ A. CORYDON MEYER
Its:	President & CEO

SCHEDULE A TO LETTER AGREEMENT OF JUNE 13, 2002

TCW SPECIAL CREDITS FUND IIIB

TCW SPECIAL CREDITS FUND III

TCW SPECIAL CREDITS TRUST IIIB

THE COMMON FUND FOR BOND INVESTMENTS, INC.

DELAWARE STATE EMPLOYEES' RETIREMENT FUND

WEYERHAEUSER COMPANY MASTER RETIREMENT TRUST (TCW)

TCW SPECIAL CREDITS TRUST

TCW SPECIAL CREDITS TRUST IV

TCW SPECIAL CREDITS TRUST IV-A

TCW SPECIAL CREDITS FUND IV

TCW SPECIAL CREDITS PLUS FUND

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SCHEDULE A TO LETTER AGREEMENT OF JUNE 13, 2002